FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For period ending July 27, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



 Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons



The Administrators of the GlaxoSmithKline Annual Investment Plan notified the Company and the under mentioned persons on 26 July 2007 of an increase in their interests in Ordinary Shares at a price of GBP12.97 per share following the re-investment of the dividend paid to shareholders on 12 July 2007:-




Dr M M Slaoui                                          198
Mr R M Bondy                                           256
Mr M M Dunoyer                                         95
Mr D Learmouth                                         17
Dr D Pulman                                            146
Mr A P Witty                                           89



This notification relates to transactions notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).





S M Bicknell

Company Secretary



27 July 2007

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 27, 2007                                          By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc